May 3, 2011

VIA EDGAR AND FEDERAL EXPRESS DELIVERY

Mr. David Lyon
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	First Connecticut Bancorp, Inc.
Amendment Number 1 to Form S-1
Filed April 18, 2011
File No. 333-171913

Dear Mr. Lyon:

On behalf of First Connecticut Bancorp, Inc. (the “Company”), filed simultaneously herewith is Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1, as amended (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed by the Company on April 18, 2011.

The Amended Registration Statement is filed in response to the staff’s comment letter dated April 27, 2011.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2011

Summary

1.
The fourth full paragraph on page 8 describes the increase in your commercial loan portfolio from December 31, 2009 to December 31, 2010.  The fifth paragraph appears to indicate that part of the increase was driven by the “addition” of your resort lending line of business.  Please tell us what this means and, if necessary, revise your disclosure here and elsewhere in the prospectus accordingly.  We note from page 21 that you entered the resort lending line of business in 2007.

Response to Comment No. 1:

Please see the revised disclosure under the subheading “Our Business” in the Summary section of the Amended Registration Statement beginning on page 7 and under the Management’s Discussion and Analysis beginning on page 38 of the prospectus.  We have removed the word “addition” as it was included in error.  The sentence now correctly provides that our resort/timeshare lending line of business was one of the reasons for the increase in our commercial loan portfolio from December 31, 2009 to December 31, 2010.

Mr. David Lyon
U.S. Securities and Exchange Commission
May 3, 2011

How We Determined the Offering Range, page 12

2.	We note the disclosure added on page 11 in the response to comment 1 in our letter dated April 8, 2011. Please revise your disclosure to:

●	Explain why the appraisal was updated.

●	Disclose the original appraised value and how much your appraised value has increased (both dollar amount and percentage changes).

●	Specifically explain how each of the factors RP Financial took into account affected your appraised value.

Response to Comment No. 2:

Please see the revised disclosure under the subheading “How We Determined the Offering Range” in the Summary section of the Amended Registration Statement beginning on page 11 where we have indicated that:

●
The appraisal was updated to take into consideration Farmington Bank’s financial condition and operating results based on financial data for the period ended December 31, 2010 compared to financial data for the period ended September 30, 2010 utilized in the original appraisal.  The updated appraisal also reviewed Farmington Bank’s financial performance relative to the peer group companies, based on updated financial data through December 31, 2010.  RP Financial’s appraisal update also reviewed changes in stock market conditions since the date of original appraisal, which included analyzing changes in the peer group’s pricing ratios and pricing ratios of institutions that completed mutual-to-stock conversions since the date of the original appraisal.

●	The midpoint value of the updated appraisal increased from $119.6 million to $135.2 million, an increase of $15.6 million or 13.0%.

●
We have noted that the factors taken into account by RP Financial affected our appraised value in that they each would tend to increase potential investor interest in the Company’s offering and the relative attactiveness of the Company’s offering, which, in turn, had a positive impact on the Company’s pro-forma market value.

Mr. David Lyon
U.S. Securities and Exchange Commission
May 3, 2011

3.	Please provide us with a detailed explanation of how your appraised value was affected by removing Abington Bancorp and Danvers Bancorp from your peer group.

Response to Comment No. 2:

Please see the revised disclosure under the subheading “How We Determined the Offering Range” in the Summary section of the Amended Registration Statement beginning on page 11 where we have indicated that the removal of Abington Bancorp and Danvers Bancorp from the peer group did not impact the value directly.  In assessing the stock market performance of the peer group since the date of the original appraisal, RP Financial did a comparative pricing analysis of the remaining eight peer group companies as of the date of the original appraisal and the date of the update.  Abington Bancorp and Danvers Bancorp were removed from the peer group, as the result of announced acquisitions of those companies.  To a lesser extent, announced acquisitions of two of the peer group companies was a factor that contributed to the increase in the appraised value, as other comparable institutions operating in the same regional markets as the acquired institutions would tend to be subject to increased acquisition speculation. Acquisition speculation in FCB’s stock may tend to be less than the peer group companies due to the requirement contained in FCB’s Certificate of Incorporation that for a period of seven years from the completion of the offering, a potential acquirer of any capital stock of FCB must first obtain the prior approval of the Connecticut Banking Commissioner before acquiring in excess of 10% of the voting stock of FCB or Farmington Bank.

Compensation Discussion and Analysis

4.
We note your response to comment 4 in our letter dated April 8, 2011.  To the extent that performance objectives are not quantified because their achievement is at the discretion of your board of directors, please revise your disclosure to clearly explain what each of the objectives means and how they would be achieved.

Response to Comment No. 3:

Please see the revised disclosure under the subheadings “Phantom Stock Plan” and “Annual Incentive Compensation Plan” in the Compensation Discussion and Analysis section of the Amended Registration Statement beginning on pages 96 and 100.  We have further quantified certain of the performance criteria under those plans with respect to our named executive officers and how the board of directors assesses achievement of qualitative objectives with respect to our named executive officers and indicated where such judgments are discretionary.

5.	Please describe how you determined the amount paid for each element of compensation for the 2010 fiscal year.

Response to Comment No. 4:

Please see the revised disclosure under the heading “Compensation Discussion and Analysis” section of the Amended Registration Statement beginning on page 95. We have indicated that for 2010, we determined to pay each element of compensation based upon what our Compensation Committee and Board of Directors believed was appropriate within the industry after consulting with our independent compensation consultant and discussions with management.

Mr. David Lyon
U.S. Securities and Exchange Commission
May 3, 2011

6.
You present a range for a number of your performance objectives.  Please describe what the numbers presented represent.  For example, do they represent the minimum and maximum targets, or do they represent something else.

Response to Comment No. 5:

Please see the revised disclosure under the subheading “Annual Incentive Compensation Plan” in the Compensation Discussion and Analysis section of the Amended Registration Statement beginning on page100.  We have further quantified certain of the performance criteria with minimum and maximum ranges.

7.	Please explain what is meant by your performance objective of “achieving a camels 2 rating of 3 or lower.”

Please see the revised disclosure under the subheading “Annual Incentive Compensation Plan” in the Compensation Discussion and Analysis section of the Amended Registration Statement beginning on page100.  The references to camels ratings have been removed.

Exhibit 8.1

8.
We note that the factual representations provided by management to counsel are incorporated by reference into the opinion on page 3 of the opinion.  If this is the case, please attach the representations to the opinion.

Response to Comment No. 6:

We have attached the representations of management to the opinion.

9.	Please delete the statement in the last paragraph on page 3, “—all as of the date of this letter.”

Response to Comment No. 7:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have deleted this language.

Mr. David Lyon
U.S. Securities and Exchange Commission
May 3, 2011

*****

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope.  If you have any questions concerning this submission, please contact the undersigned at (860) 331-2626.

Very truly yours,

Hinckley, Allen & Snyder LLP

/s/ William W. Bouton

William W. Bouton, III

Enclosures

cc:	Michael Seaman, U.S. Securities and Exchange Commission
David Irving, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission
John J. Patrick, Jr., Farmington Bank
Gregory A. White, Farmington Bank
Patricia A. McJoynt, Keefe Bruyette & Woods, Inc.
Kent Krudys, Luse Gorman Pomerenk & Schick, P.C.
Robert Lipsher, Luse Gorman Pomerenk & Schick, P.C.
Keith Olsen, PricewaterhouseCoopers
Kara Williams, PricewaterhouseCoopers
William Pommering, RP Financial, LC.
Gregory Dunn, RP Financial, LC.